Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "RENOUN HOLDINGS LLC", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D. 2009, AT 11:53 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

4670520 8100
SR# 20234321002

Authentication: 204897530
Date: 12-22-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BEIP MANAGEMENT, LLC", CHANGING ITS NAME FROM "BEIP MANAGEMENT, LLC" TO "ECB BOSTON LLC", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF MARCH, A.D. 2020, AT 3:42 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

4670520 8100

SR# 20234321002

Authentication: 204897529

Date: 12-22-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:42 PM 03/17/2020
FILED 03:42 PM 03/17/2020
SR 20202200646 - File Number 4670520

CERTIFICATE OF AMENDMENT
OF
BEIP MANAGEMENT, LLC

The undersigned authorized person pursuant to the provisions of the Limited Liability Company Act of the State of Delaware (the "LLCA"), hereby certifies as follows:

1. The name of the limited liability company: BEIP Management, LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

Paragraph 1 is deleted in its entirety and amended and restated as follows: "The name of the limited liability company: "ECB Boston LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on the 17th day of March, 2020.

/s/ Steven L. Glauberman
Steven L. Glauberman
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 03/30/2009
FILED 11:53 AM 03/30/2009
SRV 090313849 - 4670520 FILE

CERTIFICATE OF FORMATION

OF

BEIP MANAGEMENT, LLC

The undersigned authorized person, for the purpose of forming a limited liability company pursuant to the provisions of the Limited Liability Company Act of the State of Delaware (the "LLCA"), hereby certifies as follows:

1. The name of the limited liability company is: BEIP MANAGEMENT, LLC.

2. The registered office of the company in the State of Delaware is c/o United Corporate Services, Inc., 874 Walker Road, Suite C, in the City of Dover, County of Kent in the State of Delaware, 19904. The name of the company's registered agent at that address is United Corporate Services, Inc.

3. The nature of the business to be conducted by, and the purposes of, the company are to engage in any lawful act or activity for which a limited liability company may be organized under the LLCA.

4. The company reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred in this Certificate are subject to this reserved power.

5. The company may indemnify and advance expenses to any of its managers, officers and members, any person who has ceased to be a manager, officer or member, and the heirs, executors, administrators, successors and assigns of such a person or entity to the fullest extent permitted by the LLCA as the same exists now or may hereafter be amended.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of BEIP MANAGEMENT, LLC this 30th day of March, 2009.

/s/STEVEN L. GLAUBERMAN
Steven L. Glauberman, Authorized Person

STATE OF VERMONT
OFFICE OF SECRETARY OF STATE

The Office of Secretary of State hereby grants a

Articles of Organization

to

RENOUN, LLC

A Vermont Domestic Limited Liability Company, effective December 30, 2014



December 30, 2014

Given under my hand and the seal
of the State of Vermont, at
Montpelier, the State Capital

James C. Condos
Secretary of State



VERMONT SECRETARY OF STATE
Corporations Division
MAILING ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
DELIVERY ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
PHONE: 802-828-2386   WEBSITE: www.sec.state.vt.us

ARTICLES OF ORGANIZATION

ELECTRONICALLY FILED
FILING NUMBER: 0002004403
FILING DATE: 12/30/2014
EFFECTIVE DATE: 12/30/2014

BUSINESS INFORMATION	
BUSINESS ID	0298302
BUSINESS NAME	RENOUN, LLC
BUSINESS TYPE	Domestic Limited Liability Company
BUSINESS DESCRIPTION	Any Legal Purpose
BUSINESS EMAIL	tprevo@merritt-merritt.com

PRINCIPAL OFFICE PHYSICAL ADDRESS			
STREET ADDRESS	7496 Spear Street	CITY	Shelburne
STATE	Vermont	ZIP CODE	05482
COUNTRY	United States		

PRINCIPAL OFFICE MAILING ADDRESS			
ADDRESS	7496 Spear Street	CITY	Shelburne
STATE	Vermont	ZIP CODE	05482
COUNTRY	United States		

TERM DURATION	
TERM DURATION	This company is an at-will company

FISCAL YEAR END MONTH	
FISCAL YEAR END MONTH	December

AGENT INFORMATION		
NAME	PHYSICAL ADDRESS	MAILING ADDRESS
MERRITT & MERRITT & MOULTON	60 LAKE ST FL 2 #105, PO BOX 5839, BURLINGTON, 05402, VT	60 LAKE ST FL 2 #105, PO BOX 5839, BURLINGTON, 05402, VT

MANAGEMENT STYLE
Member-Managed

MEMBER LIABILITY
Member(s) of the company are not liable for its debts and obligations under 11 V.S.A. § 3043(b).

MANAGER/MEMBER INFORMATION			
NAME	TITLE	PHYSICAL ADDRESS	MAILING ADDRESS
Cyrus Schenck	Member	7496 Spear Street, Shelburne, VT, 05482, USA	7496 Spear Street, Shelburne, VT, 05482, USA

OTHER PROVISIONS	
FILE NAME	DESCRIPTION
Articles of Organization - Renoun, LLC.pdf	

AUTHORIZER INFORMATION	
AUTHORIZER SIGNATURE	H. Kenneth Merritt, Jr.
AUTHORIZER TITLE	Authorized Agent



VERMONT SECRETARY OF STATE
Corporations Division
MAILING ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
DELIVERY ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
PHONE: 802-828-2386 WEBSITE: www.sec.state.vt.us

FILING NUMBER:0002004403
FILING DATE:12/30/2014
EFFECTIVE DATE: 12/30/2014

LIMITED LIABILITY COMPANY
ARTICLES OF ORGANIZATION

Article I: The name of the limited liability company is:
Renoun, LLC

Article II: The limited liability company is organizing as a Vermont limited liability company pursuant to Title 11, Chapter 21 of the Statutes of the State of Vermont.

Article III: The principal office address is:
7496 Spear Street
Shelburne, VT 05482

Article IV: The name and street address of the initial agent for service of process shall be:
H. Kenneth Merritt, Jr., Esq.
Merritt & Merritt & Moulton
60 Lake Street, 2nd Floor
P.O. Box 5839
Burlington, VT 05402

Article V: The fiscal year end of the limited liability company shall be **December 31.**

Article VI: The name and address of each organizer follows:
H. Kenneth Merritt, Jr., Esq.
Merritt & Merritt & Moulton
PO Box 5839
Burlington, VT 05402

Article VII: The limited liability company is **NOT** a term limited liability company.

Article VIII: The limited liability company is a **member-managed** limited liability company.

Article IX: The Members of the limited liability company are **NOT** to be personally liable for the debts and obligations of the limited liability company under 11 V.S.A. 3043(b).

SIGNATURE OF ORGANIZER:

_____ _____
H. Kenneth Merritt, Jr., Esq. **Date**